SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
               RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2000

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
                             7 ANDAR, BRASILIA, D.F.
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F  X   Form 40-F
                                        ---            ---

                (Indicate by check mark whether the registrant by
                furnishing the information contained in this form
               is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                  Yes    No     X
                                      ---      ---

                                                    TCOC3: R$7,80/1,000 shares
                                                    TCOC4: R$6,14/1,000 shares
                                       TRO: US$ 9,7/ADR (1 ADR = 3,000 shares)


    INVESTOR RELATIONS:
ARTHUR FONSECA - ARTHUR.FONSECA@TCO.NET.BR                       WEB SITE
                           +55 61 313 7765                 HTTP://WWW.TCO.NET.BR


                            ANNOUNCES RESULTS FOR THE
                              THIRD QUARTER OF 2000


THIRD QUARTER  BRASILIA, OCTOBER 31, 2000 - Tele Centro Oeste Celular
HIGHLIGHTS     Participacoes S.A. (NYSE: TRO; IBOVESPA: TCOC3/TCOC4) today announces its consolidated results relative to the third quarter of 2000. The consolidated results include the results of its subsidiaries Telebrasilia Celular S.A., Telegoias Celular S.A.,
               Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A.,
               Teleacre Celular S.A. and Norte Brasil Telecom S.A. - NBT. The
               Company obtained an accumulated net profit of R$77.6 million, and earnings before interest, taxes, depreciation and amortization
               (EBITDA) of R$274 million. The increase of nearly 100 percent in the company's client base compared to the same period of the previous year accounted for an accumulated gross operating revenue of R$802.1 million and an accumulated net operating revenue of R$640.1 million, representing an increase of 52.4 percent over the results of the third quarter of 1999.

WEB SITE Beginning today, TCO's Investor Relations department is making available to the market one more instrument to guarantee the transparency and the agility of all company-related information. The new Website dedicated to Investor Relations was especially designed to provide updated information on the Company's profile, as well as on its agenda of events, stock market performance, corporate news, institutional presentations and financial results. Moreover, anyone interested in joining a direct mailing list or obtaining updated information can register online to receive regular corporate and financial information on TCO.

                              OPERATING PERFORMANCE


CLIENT BASE At the end of the third quarter of 2000, TCO has 1,392,729 subscribers, as a consolidated number. This significant client base increased 14 percent in this period compared to last year, mainly as a consequence of the continuous growth observed in NBT's client base.

                -------------------------------------------------
                SUBSCRIBERS       3T00       2Q00       1Q00
                -------------------------------------------------
                TOTAL             1,392,729  1,224,707  1,021,369
                AREA 7            1,212,137  1,094,766    939,176
                AREA 8              180,592    129,941     82,193
                -------------------------------------------------

DIGITIZATION   The company operating Area 8 uses TDMA, 100% digital technology.
               The companies operating Area 7 use digital TDMA technology and AMPS analog technology, and closed the third quarter of 2000 with a digitization rate of 87 %, one of the highest digitization rates among Band A companies in Brazil.

SALES          TCO closed the third quarter of 2000 with 31 stores in Area 7.
               Also, additional 788 accredited retailers, 8,484 points of sale of prepaid cards and all the points of sale of traditional cards, lottery houses and BRADESCO automatic dispensers together assure the capillarity required to provide the best service. In Area 8, the sales structure organized by TCO using NBT has 11 stores, 204 accredited retailers and 2946 points of sale of prepaid cards.

HUMAN          At the end of the third quarter of 2000, TCO had 1701
RESOURCES      collaborators, over which 1506 were employed directly and 645 were outsourced workers and trainees. In Area 8, the human resources structure of NBT has a total of 519 collaborators, of which 229 are employed directly and 290 are outsourced or trainees.

COVERAGE AND   TCO has obtained the concession to provide cellular
PENETRATION    telecommunications services in 68 percent of the Brazilian territory, with an estimated population of nearly 29 million people. Using its Operating Companies in Area 7, TCO services 83% of the population, and in Area 8 this rate reaches 43%. Until the third quarter of 2000, TCO has reached 1.2 million accesses in Area 7 alone, which represents a penetration of 8.5 accesses per 100 residents. In Area 8, whose number of subscribers reaches nearly 200,000, the penetration rate for 100 residents is 1.2. At the end of the third quarter of 2000, TCO serves 285 municipalities, of which 250 are in Area 7 and 35 in Area 8.

COMPETITION    The strategies used by TCO to maintain its good institutional image, as well as the quality of the services it provides and the high level of efficiency in client service have been successful both in Area 7 and in Area 8. Particularly in Area
               7, its market share has increased from 78 % in the third quarter of 1999 to nearly 80 % in the third quarter of 2000.
               In Area 8, the Company has been gaining more and more market share, mainly as a result of its service quality differentials
               - 100% digital service and a transparent relationship with clients. The company operating Area 8 - NBT - had reached a nearly 24% market share in the third quarter of 2000.


                              FINANCIAL PERFORMANCE


                                                    R$ Million
             CONSOLIDATED RESULT -     SET 30,  SET 30,  VARIATION
             ACCUMULATED                 2000     1999      (%)
             ------------------------------------------------------
             Gross operating revenue   802.072  545.042    47.2
             Net operating revenue     640.080  419.895    52.4
             Operating profit          169.743  130.669    29.9
             Net profit                 77.632   73.308     5.9
             EBITDA                    274.004  181.900    50.6
             EBITDA margin                 43%      43%     0.0
             Indebtedness *                37%      25%    48.0
             Leveraging **                 62%      37%    67.6
             ------------------------------------------------------
             *  Indebtedness = (Outstanding liabilities + Long-term recoverable)/
                Liabilities
             ** Leveraging = (Outstanding liabilities + Long-term recoverable)/
                Net equity

OPERATING      The gross operating revenue accumulated until the third
REVENUE        quarter of 2000 rose 47% compared to the same period of last year. The network usage revenue increased when compared to 1999, mainly due to the increase of the TU-M rate to R$0.2283 in November of 1999 and to the increased number of prepaid clients.
               The sale of merchandise generated a gross income of R$118.9 million, accumulated to the third quarter, over which R$39.86 million originated from sales of merchandise in the third quarter.

AVERAGE        TCO's consolidated ARPU (with no merchandise) was R$55 in the
REVENUES       third PER quarter of 2000. NBT reported an ARPU of R$48 (with no
USER - ARPU    merchandise).

OPERATING      TCO's most expressive operating expenses are the following:
EXPENSES       cost of merchandise sold, network usage, depreciation and
               provisions for doubtful payers. All of these rose in the third quarter of 2000, mainly as a result of client base expansion. The accumulated cost of merchandise sold in the quarter was R$104 million, and R$36.6 resulted from sales of merchandise in the third quarter.

EBITDA The EBITDA margin registered by TCO in the third quarter of 2000 was 48.4 percent, which shows the capacity of the Company to generate cash from its operating assets. The EBITDA accumulated in the third quarter of 2000 was

               R$274 million, 50.6% higher than the same period of the previous year. The EBITDA obtained in the third quarter was R$110.8 million.

DEPRECIATION   The expenses accumulated with depreciation and amortization
AND            totaled R$83.2 million, of which R$28.8 in the third quarter. The
AMORTIZATION   depreciation is calculated based on the linear method and takes into consideration the useful lives of the goods. The pre-operating expenses incurred by NBT until December 31st 1999 were deferred for 10 years and have been amortized as of January
               2000.

BAD DEBTS /    The accumulated provision constituted for bad debts/write-offs
WRITE-OFFS     was R$30.8 million, representing 8.4 percent of the net operating revenue. In the third quarter, the provision for doubtful payers
               / write-offs was R$8.76 million. The provision is formed for credits whose recovery is considered unlikely. The methodology includes the provision for 100% of the credits delinquent for more than 90 days. To the credits not yet invoiced, to the credits not past-due and to the credits delinquent for over 90 days the Company applies the relationship obtained from the historical series of the write-offs, over the respective gross revenues of the last 12 months.

CAPEX During the third quarter of 2000, R$114.1 million were invested in Area 7, mainly in projects to expand the wireless cellular telephone network and to modernize telecommunications services. In order to install technical equipment in Area 8, NBT invested R$43.2 million during the third quarter of 2000. The Company expects to invest a consolidated amount of up to R$200 million by the end of the year 2000, among its own resources and financing. These resources will be used to expand its network and to modernize services.


                             PERFORMANCE BY QUARTER


                                                     R$ 000
             ------------------------------------------------------
             CONSOLIDATED                  3Q00   2Q00   1Q00
             ------------------------------------------------------
             Gross operating revenue      283,840  274,814  243,418
             Net operating revenue        228,878  217,506  193,696
             Operating profit              69,170   59,022   41,551
             Net profit                    35,773   25,770   16,089
             EBITDA                       110,787   92,575   70,642
             EBITDA margin                   48,4%    42,6%    36,5%
             Depreciation and
             amortization (operating)      28,845   27,734   26,617
             Premium amortization          10,756   16,134   16,134
             Provision for doubtful         8,759    9,214   12,791
             payers / write-offs
             Financial revenues            21,320   19,668   13,654
             Financial expenses           (17,144) (25,489) (16,128)
             -------------------------------------------------------

                                SUBSEQUENT EVENTS


CORPORATE      TCO and the operating companies are conducting a corporate
REORGANIZATION reorganization, through which TCO shall be partially spun off, with the spun off portions being incorporated by the operating companies. The portion of TCO's net equity to be spun off will consist of two assets: a deferred asset (premium) with equivalent equity value of R$274,288,422.37 and cash worth R$100,000.00.
               This latter portion of the equity shall be incorporated by each one of the operating companies, observing the following proportion: Telebrasilia Celular S/A shall receive 28.98%;
               Telegoias Celular S/A shall receive 20.14%; Telemat Celular S/A shall receive 20.13%; Telems Celular S/A shall receive 23.08%;
               Teleacre Celular S/A shall receive 2.84% and Teleron Celular S/A shall receive 4.83%. The counterpart of the assets which are the objects of this spin off will be the special premium reserve and R$100,000.00 from the capital account.

NBT RATE       On October 23, 2000 Anatel published the following Provisions:
INCREASE       o  Act 12,349, approving the readjustment of 17.99% of the
                  STANDARD PACKAGE OF THE BASIC SERVICES PLAN - NBT, whose base-date is January, 2000 (see table below).
               o  Act 12,350, approving the TU-M readjustment, passing from
                  R$0.21 to R$0.2654 (representing a 26.38% increase with base-date in August, 2000), effective as of October 25, 2000.

                                                      R$
               -------------------------------------------------
               STANDARD TIME RATES             NO TAX  WITH TAX
               -------------------------------------------------
               VC 1 (Wireless - Wireless)      0.4109    0.5758
               VC 1 (Wireless - Fixed Line)    0.3161    0.4430
               VC2                             0.5969    0.8365
               VC3                             0.7052    0.9883
               DSL 1                           0.3045    0.4267
               DSL 2                           0.3526    0.4941
               AD                                0.49      0.68
               -------------------------------------------------

 ..............................................................................

                **FOLLOW THE CORRESPONDING FINANCIAL STATEMENTS**

                 TELE CENTRO OESTE CELULAR PARTICIPACOES S,A,
                                 BALANCE SHEETS
                       September 30,2000 and June 30, 2000
                             (In thousands of Reais)


                                       COMPANY           CONSOLIDATED
                                 -------------------- ---------------------
                                 30/09/200 30/06/2000 30/09/2000 30/06/2000
                                 -------------------- ---------------------
     ASSETS
                                 -------------------- ---------------------
     CURRENT ASSETS                172,353   305,508    730,557   776,147
                                 -------------------- ---------------------
       Cash and cash equivalents        80        21     17,085     8,231
       Short-term investments       32,984   189,833    295,217   353,498
       Marketable securities        15,989    15,429    154,467   149,233
       Accounts receivable from
       services                          -         -    141,027   148,550
       Inventories                       -         -     20,320    19,221
       Loans and financing               -         -      1,134     2,754
       Deferred and recoverable
       taxes                        30,833    27,842     52,338    45,381
       Interest on own capital
       receivable                   85,157    66,493          -         -
       Other assets                  7,310     5,890     48,969    49,279
                                 -------------------- ---------------------

     NONCURRENT ASSETS                 637     1,476      4,373     4,373
                                 -------------------- ---------------------
       Deferred and recoverable
       taxes                             -         -        451       451
       Loans with related parties      627     1,466          -         -
       Other assets                     10        10      3,922     3,922

     PERMANENT ASSETS            1,263,461 1,195,449  1,108,492 1,078,393
                                 -------------------- ---------------------
       Investments                 985,875   907,359      4,172     3,716
       Property, plant and
       equipment                     3,298     3,045    790,434   748,934
       Deferred assets             274,288   285,045    313,886   325,743
                                 -------------------- ---------------------

     TOTAL                       1,436,451 1,502,433  1,843,422 1,858,913
                                 ==================== =====================

                 TELE CENTRO OESTE CELULAR PARTICIPACOES S,A,
                                 BALANCE SHEETS
                       September 30,2000 and June 30, 2000
                             (In thousands of Reais)


                                                 COMPANY           CONSOLIDATED
                                          --------------------- ---------------------
                                          30/09/2000 30/06/2000 30/09/2000 30/06/2000
                                          --------------------- ---------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
                                          --------------------- ---------------------
CURRENT LIABILITIES                          259,263   389,230    578,108   660,927
                                          --------------------- ---------------------
  Personnel, social charges and benefits
  payable                                      1,650     1,847      8,360     7,313
  Suppliers                                    1,381       794    124,330    86,533
  Indirect taxes                                  28        10     61,421    56,314
  Income taxes                                   245         0      5,301     3,743
  Income participation                         5,744     5,651     19,971    18,211
  Loans and financing                        249,208   378,152    336,233   461,295
  Concession area 8                                -         -     18,996    17,940
  Other obligations                            1,007     2,776      3,496     9,578
                                          --------------------- ---------------------

NONCURRENT LIABILITIES                        84,938    56,725    100,244    70,727
                                          --------------------- ---------------------
  Provision for contingencies                  4,742     3,631      9,231     7,976
  Suppliers                                        -         -        558       558
  Income taxes                                     -         -        241       241
  Loans with related parties                  29,345    21,769          -         -
  Loans and financing                         50,851    31,325     71,218    44,012
  Concession area 8                                -         -     18,996    17,940

PARTICIPATION OF MINORITY SHAREHOLDERS             -         -     72,704    70,665
                                          --------------------- ---------------------

SHAREHOLDERS' EQUITY                       1,092,124 1,056,352  1,092,124 1,056,353
                                          --------------------- ---------------------
  Capital                                    303,100   303,100    303,100   303,100
  Capital reserve                            322,742   322,742    322,743   322,743
  Income reserve                             125,455   125,455    125,455   125,455
  Accumulated earnings                       340,827   305,055    340,827   305,055

CAPITALIZED FUNDS                                126       126        242       241
                                          --------------------- ---------------------

TOTAL                                      1,436,451 1,502,433  1,843,422 1,858,913
                                          ===================== =====================

                 TELE CENTRO OESTE CELULAR PARTICIPACOES S,A,
                           Statements of Operations
             For the six months ended September 30, 2000 and 1999
                             (In thousands of Reais)


                                                  COMPANY            CONSOLIDATED
                                          ----------------------- ---------------------
                                           30/09/2000 30/06/2000  30/09/2000 30/06/2000
                                          ----------------------- ---------------------
GROSS OPERATING REVENUE                             -           -   802,072   545,042
GROSS REVENUE DEDUCTIONS                            -           -  (161,992) (125,147)
                                          ----------------------- ---------------------

NET OPERATING REVENUE                               -           -   640,080   419,895

COST OF SERVICES RENDERED                           -           -  (318,570) (176,438)
                                          ----------------------- ---------------------

GROSS INCOME                                        -           -   321,510   243,457

OPERATING INCOME (EXPENSES)                   130,033      74,798  (147,648) (125,947)
Commercialization of services                       -           -   (89,173)  (81,502)
General and administrative expenses           (15,620)    (11,359)  (55,966)  (39,981)
Equity pick-up                                149,610      86,775         -         -
Other operating income (expenses) net          (3,957)       (618)   (2,509)   (4,464)
                                          ----------------------- ---------------------

OPERATING INCOME BEFORE FINANCIAL
REVENUES (EXPENSES)                           130,033      74,798   173,862   117,510
Financial result, net                         (15,398)     16,338    (4,119)   13,159
                                          ----------------------- ---------------------

OPERATING INCOME                              114,635      91,136   169,743   130,669

NONOPERATING EXPENSES, NET                    (43,108)         (1)  (36,012)   (5,728)
                                          ----------------------- ---------------------

INCOME BEFORE TAXATION AND PARTICIPATION       71,527      91,135   133,731   124,941
Income tax and social contribution tax on
income                                          6,487      (1,359)  (45,910)  (40,755)
Employees's participation                        (382)       (323)   (1,437)   (1,342)
Participation of the minority shareholders          -           -   (13,986)  (12,569)
                                          ----------------------- ---------------------

NET INCOME BEFORE REVERSAL OF INTEREST ON
OWN CAPITAL                                    77,632      89,453    72,398    70,275
Reversal of interest on own capital                 -     (16,145)    5,234     3,033
                                          ----------------------- ---------------------

NET INCOME FOR THE PERIOD                      77,632      73,308    77,632    73,308
                                          ======================= =====================

SHARES IN CIRCULATION ON THE BALANCE
SHEET DATE (THOUSANDS)                    364,399,028 364,399,028
NET INCOME PER LOT OF THOUSANDS SHARES
(R$)                                           0.2130      0.2011


                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Tele Centro Oeste Cellular Holding Company

Date: November 1, 2000              By:   /S/ MARIO CESAR PEREIRA DE ARAUJO
                                          ------------------------------------
                                          Name:  Mario Cesar Pereira de Araujo
                                          Title: President







































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